SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

March 21, 2024

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BANCO MACRO S.A.

NOTICE OF SHAREHOLDERS’ MEETING

The Board of Directors of Banco Macro S.A. calls for a Special Shareholders’ Meeting to be held in person on May 6th 2024, at 11:00 AM (Buenos Aires Time), at the offices located at Avenida Eduardo Madero 1172, Autonomous City of Buenos Aires, this not being the Company's principal place of business, to discuss the following Agenda:

AGENDA

1)	Appoint three shareholders to sign the Minutes of the Shareholders’ Meeting.

2)	Evaluate the Preliminary Merger Agreement pursuant to which Banco BMA S.A.U. shall be merged with and into Banco Macro S.A., dated March 6, 2024 and the special consolidated financial statements of merger prepared as of December 31, 2023 and based on the separate financial statements prepared by each merging company as of the same date.

3)	Grant to the Board of Directors all necessary powers and authority for it to make all the amendments and changes eventually suggested by the competent authorities. Grant all necessary powers to execute and deliver the Final Agreement of Merger and carry out any acts or proceedings that may be necessary for the approval of the merger before the competent authorities, signing all public and private instruments that may be appropriate or convenient, being also authorized to accept and appeal eventual resolutions issued by such competent authorities.

THE BOARD OF DIRECTORS

NOTES: Be advised that: (i) in order to be able to participate in the Meeting, by April 29th 2024, the shareholders must submit by email addressed to asambleabancomacro@macro.com.ar the following: (a) proof of the book-entry share account issued by Caja de Valores S.A. and prove their identity and legal capacity, as the case may be; (b) name and surname or corporate name, document type and number of the individuals or registration data of the legal entities or companies, expressly indicating the registry in which they are registered and the jurisdiction, and domicile and capacity. The same information must be provided by anyone who intends to attend the Meeting as representative of the owner of the shares; and (c) when applicable, Shareholders shall comply with the provisions under Title II, Chapter II, Sections 25 and 26 of the Rules of the Argentine Securities Exchange Commission. In addition, Shareholders that are companies or other legal entities, either local or foreign, shall inform the name and surname, nationality, real domicile, date of birth, ID or passport number, CUIT, CUIL or other taxpayer ID number or professional registration number of their end beneficiaries.

Jorge Pablo Brito

Chairman

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 21, 2024

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer